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Our File No. 1707

 January 22, 2008

VIA EMAIL & EDGAR:  delaneyd@sec.gov

Attention: George Schuler

Cc: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Mr. Schuler, Mining Engineer

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Thank you for your comment as set out in item 4 of the letter from Mr. Hiller dated January 8, 2008.  Further to conversations with officers and geologists at the Company, the Company has provided their response on the issue of cut-off grade disclosure in attached Schedule “A”.

We thank you for your consideration of the above.  Should you still have some material concerns on this issue, or believe that some material additional clarification is warranted, we would suggest that a brief conference call to me, along with the Company, would be the best way to finalize this matter.  If so, please call or email me at your earliest convenience.

Yours truly,

Vector Corporate Finance Lawyers

“Stewart L. Lockwood “

Stewart L. Lockwood

Barrister & Solicitor

Schedule “A”

At the time the New Polaris resource estimate was prepared in January 2007, the range of cutoff grades (2 gpt to 8 gpt gold) were thought to reflect reasonable prospects for economic extraction pursuant to NI 43-101 and assuming the three year historic average gold price, $CA exchange rate, and capital and operating cost environment.

A resource estimate is not intended to be a detailed economic study so independent engineers normally use economic assumptions that would be considered most comparable to the project under study.  In the case of the New Polaris resource estimate prepared in January 2007, the independent engineers had the benefit of a full feasibility study published in January 2007 by Redcorp for a similar proposed underground mine immediately adjacent to New Polaris called Tulsequah Chief.

Redcorp reported total operating costs of $86.64 per tonne and a $CA exchange rate of 0.85 which if used in Canarc’s subsequent preliminary economic analysis for New Polaris prepared in August 2007 would have given an economic cutoff grade comfortably in the mid-range of the 2 to 8 gpt cutoff grades provided in the New Polaris resource estimate in January 2007.

It was not until the subsequent preliminary economic analysis in August 2007 that the independent engineers who co-authored both New Polaris reports recognized that the $CA exchange rate, and capital and operating cost environment had changed to the extent that a higher cutoff grade (9 gpt) was needed to reflect positive economics.  A revised resource was provided with the preliminary economic analysis to reflect the higher cutoff grade.

Therefore, Canarc’s disclosure of the New Polaris resource estimate in January 2007 and subsequent disclosure of the preliminary economic analysis in August 2007 are entirely consistent with NI 43-101 and normal industry practice.

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